FILED BY BRIDGEBIO PHARMA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EIDOS THERAPEUTICS, INC.

COMMISSION FILE NO. 001-38533

Date: January 4, 2021

Leading Independent Proxy Advisory Firm ISS Recommends BridgeBio Pharma and Eidos Therapeutics Stockholders Vote “FOR” Proposed Merger

PALO ALTO, CA, January 4, 2021 – BridgeBio Pharma, Inc. (Nasdaq: BBIO) today announced that leading proxy advisory firm Institutional Shareholder Services (“ISS”) recommends that BridgeBio stockholders and Eidos Therapeutics, Inc. (Nasdaq: EIDX) stockholders vote “FOR” BridgeBio’s proposed merger with Eidos and each of the other proposals to be considered at both companies’ virtual special meetings to be held on January 19, 2021.

Under the proposed merger agreement, BridgeBio has agreed to acquire all of the outstanding common stock of Eidos it does not already own, representing approximately 36.3% of Eidos’ outstanding shares. Eidos stockholders will have the right to receive in the transaction, at their election, either 1.85 shares of BridgeBio common stock or $73.26 in cash per Eidos share in the transaction, up to an aggregate maximum of $175 million of cash. Based on the closing price of $71.11 per share of BridgeBio common stock on the Nasdaq on December 31, 2020, the stock consideration represented approximately $131.55 per share of Eidos common stock.

The BridgeBio board of directors unanimously recommends that BridgeBio stockholders vote “FOR” the proposal to approve the issuance of BridgeBio shares in connection with the merger agreement.

In light of the fact that BridgeBio owns a majority of the issued and outstanding Eidos common stock and certain BridgeBio officers and directors also serve on the Eidos board, the Eidos board formed a special committee of independent directors (the “Eidos special committee”) to consider and negotiate the terms and conditions of the merger and to make a recommendation to the Eidos board. The Eidos special committee recommends that Eidos stockholders vote “FOR” the proposal to approve the merger with BridgeBio as well as additional proposals to be considered at the Eidos special meeting.

The merger is expected to be consummated by the end of the first calendar quarter of 2021, subject to the receipt of the required approvals from both BridgeBio and Eidos stockholders and other customary closing conditions. Following the consummation of the merger, Eidos will become a wholly owned subsidiary of BridgeBio and Eidos’ common stock will no longer be listed on any public market.

About BridgeBio Pharma

BridgeBio Pharma is a team of experienced drug discoverers, developers and innovators working to create life-altering medicines that target well-characterized genetic diseases at their source. BridgeBio was founded in 2015 to identify and advance transformative medicines to treat patients who suffer from Mendelian diseases, which are diseases that arise from defects in a single gene, and cancers with clear genetic drivers. BridgeBio’s pipeline of over 20 development programs includes product candidates ranging from early discovery to late-stage development. For more information visit www.bridgebio.com.

About Eidos Therapeutics

Eidos Therapeutics is a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in diseases caused by transthyretin (TTR) amyloidosis (ATTR). Eidos is developing acoramidis, a potentially disease-modifying therapy for the treatment of ATTR. For more information, visit www.eidostx.com.

Additional Information and Where to Find It:

This communication is being made in respect of the proposed transaction involving BridgeBio and Eidos, which will be submitted to BridgeBio’s and Eidos’ stockholders for their consideration. BridgeBio and Eidos have each filed relevant materials with the SEC, including a registration statement on Form S-4 (Registration No. 333-249944) that includes a proxy statement of BridgeBio and Eidos, and that also constitutes a prospectus of BridgeBio (the “definitive joint proxy statement/prospectus”). On December 15, 2020, the SEC declared the registration statement effective. BridgeBio and Eidos mailed or otherwise provided to their respective stockholders the definitive joint proxy statement/prospectus regarding the proposed transaction involving BridgeBio and Eidos on or about December 15, 2020.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release is not intended to be, and is not, a substitute for such filings or for any other document that BridgeBio or Eidos may file with the SEC in connection with the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement, definitive joint proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, CAREFULLY AND IN THEIR ENTIRETY because they will contain important information about the proposed transaction. The documents filed or furnished by BridgeBio and Eidos with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by BridgeBio may be obtained free of charge from BridgeBio at investor.bridgebio.com, under the tab “Financials & Filings,” and the documents filed by Eidos may be obtained free of charge from Eidos at www.eidostx.com, under the tab “Investors.” Alternatively, these documents, when available, can be obtained free of charge from BridgeBio upon written request to BridgeBio Pharma at 421 Kipling Street, Palo Alto, CA 94301, Attn: Investor Relations, or by calling 650-391-9740, or from Eidos upon written request to Eidos at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, Attn: Investor Relations, or by calling 415-887-1471.

Participants in the Solicitation

BridgeBio, Eidos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Eidos in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of BridgeBio in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 22, 2020, as well as its other filings with the SEC. Investors may obtain information regarding the names, affiliations and interests of Eidos’ directors and executive officers in Eidos’ proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, and the definitive joint proxy statement/prospectus, which was filed with the SEC on December 15, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BridgeBio and Eidos are also available free of charge from BridgeBio or Eidos, as applicable, using the contact information above.

No Offer or Solicitation

This material is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements:

This press release contains forward-looking statements relating to the proposed transaction involving BridgeBio and Eidos, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction. Statements in this press release that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of BridgeBio’s management as well as assumptions made by and information currently available to BridgeBio. Such statements reflect the current views of BridgeBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about BridgeBio and Eidos, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (ii) the risk that BridgeBio’s and/or Eidos’ stockholders may not approve the proposed transaction, (iii) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the proposed transaction, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (vi) potential litigation relating to the proposed transaction that could be instituted against BridgeBio, Eidos or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the proposed transaction that could harm

BridgeBio’s or Eidos’ respective business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, (ix) uncertainty of the expected financial performance of each of BridgeBio and Eidos following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (x) the ability of BridgeBio and/or Eidos to implement their respective business strategies, (xi) the ability of each of BridgeBio or Eidos to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (xii) the potential therapeutic and clinical benefits of acoramidis, (xiii) inability to retain and hire key personnel, (xiv) the amount of proposed stock consideration in the transaction and (xv) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or BridgeBio’s or Eidos’ operations or operating expenses. Although BridgeBio believes that BridgeBio’s and Eidos’ plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, BridgeBio cannot give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” in BridgeBio’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the SEC and in subsequent filings made by BridgeBio with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, BridgeBio operates in a very competitive and rapidly changing environment in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of BridgeBio’s management as of the date of this press release and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We anticipate that subsequent events and developments will cause our views to change. Except as required by law, BridgeBio disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Contact:

Grace Rauh

BridgeBio Pharma, Inc.

grace.rauh@bridgebio.com

917-232-5478

Source: BridgeBio Pharma, Inc.